FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2003

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F              ☒            Form 40-F              ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         ☐            No           ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated October 13, 2003

BOUCHERON LAUNCHES NEW EYEWEAR COLLECTION

Amsterdam, The Netherlands, October 13, 2003 — Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCI.AS) and Safilo S.p.A. announce today the launch of a new line of Boucheron branded eyewear.

The Boucheron sunglasses collection will consist of 4 luxurious and exclusive models designed by Creative Director Solange Azagury-Partridge and will be presented to the trade this month at Silmo, the International Optics and Eyewear exhibition in Paris (October 17th-20th, 2003).

The main feature of the collection will be the temples of the glasses, made precious by an intricate, laser-engraved snake design and small Swarovski crystals running along the temple or stained arabesques inspired by the Orient.

The Boucheron line will be available in selected and prestigious eyewear stores around the world as well as in all Boucheron stores from Spring 2004.

Commenting on the launch, Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., said: “Solange has developed a beautiful collection that is fully coherent with the Boucheron brand image and product portfolio. Jewelry eyewear is a relatively small but highly profitable market, in which Boucheron, the first jeweller of Place Vendôme, has a legitimate role to play. I am confident that working with Safilo, our long-standing partner for eyewear (Gucci, Yves Saint Laurent, Bottega Veneta and Stella McCartney) we will successfully cover this niche.”

Vittorio Tabacchi, Chairman of the Safilo Group, said: “We are pleased about this development in our partnership with Gucci Group and the opportunity to work with such a prestigious brand. The new collection - which consists of a few precious and exclusive models - is positioned at the high end of the luxury eyewear market. The Boucheron sunglasses line will be presented in a few days while a line of optical frames will be launched in 2004. The distribution of the jewelry eyewear line will be selective and exclusive as appropriate for the Boucheron brand”.

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries:	For investors/analysts inquiries:

Tomaso Galli Director of Corporate Communications Gucci Group N.V. +39 02 8800 5555	Cedric Magnelia / Enza Dominijanni Directors of Investor Relations Gucci Group N.V. +39 055 7592 2456

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date: 14 October 2003	By:	/s/ Robert S. Singer
	Name:	Robert S. Singer
	Title:	Chief Financial Officer